Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AFFIMED N.V.

to be held on Tuesday, June 19, 2018 at 15:00 hrs. (CET) at Amsterdam Marriott Hotel, Stadhouderskade 12, 1054 ES Amsterdam, the Netherlands

Agenda1

1.	Opening		Non-Voting

2.	Overview of the Company’s business, financial situation and sustainability		Non-Voting

3.	Discussion of the implementation of the Dutch Corporate Governance Code 2016		Non-Voting

4.	Discussion of the Remuneration Policy for the Management Board (the “MB		Non-Voting
Remuneration Policy”) for the financial year 2017

5.	Discussion of the 2017 Statutory Annual Report and proposal to adopt the financial		Voting item
statements for the financial year 2017, as prepared in accordance with Dutch law

6.	Clarification of the Company’s reserves and dividend policy		Non-Voting

7.	Amendment of the Remuneration Policy for the Supervisory Board (the “SB		Voting item
Remuneration Policy”)

8.	Discharge of the managing directors for their management during the financial year		Voting item
2017

9.	Discharge of the supervisory directors for their supervision during the financial year		Voting item
2017

10.	Appointment of supervisory directors

	a.	Appointment of: Dr. Mathieu Simon as a supervisory director	Voting item

	b.	Reappointment of: Dr. Ulrich M. Grau as a supervisory director	Voting item

11.	Appointment of the auditor for the financial year 2018		Voting item

12.	Amendment of the articles of association		Voting item

13.	Authorization to acquire shares		Voting item

14.	Any other business		Non-Voting

15.	Closing		Non-Voting

1 All voting items are adopted by a simple majority of the votes cast unless indicated otherwise in the explanation to an agenda item.

Explanatory Notes to the Agenda

1	Opening

2	Overview of the Company’s business, financial situation and sustainability

This agenda item includes an account of the Company’s business and financial situation during the financial year 2017.

3	Discussion of the implementation of the Dutch Corporate Governance Code 2016

In accordance with the recommendation of the Corporate Governance Code Monitoring Committee, the implementation of the Dutch Corporate Governance Code 2016 will be discussed.

4	Discussion of the Remuneration Policy for the Management Board (the “MB Remuneration Policy”) for the financial year 2017

In accordance with article 2:135 (5a) of the Dutch Civil Code, the execution of the MB Remuneration Policy in 2017, as outlined in the Company's 2017 Statutory Annual Report, will be discussed.

5	Discussion of the 2017 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2017, as prepared in accordance with Dutch law

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards ("IFRS") (“Statutory Annual Accounts”).

For internal and external reporting purposes, the Company follows IFRS. IFRS is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption.

KPMG N.V. has audited the Statutory Annual Accounts and has issued an auditor's report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2017.

The Statutory Annual Accounts as prepared in accordance with Dutch law, are published on the Company’s website and are also available at the offices of the Company.

6	Clarification of the Company’s reserves and dividend policy

The Management Board will give an explanation of the Company’s reserves and dividend policy as outlined in the Company’s 2017 Statutory Annual Report.

7	Amendment of the Remuneration Policy for the Supervisory Board (the “SB Remuneration Policy”)

The SB Remuneration Policy was adopted by the General Meeting on 12 September 2014 and became effective on 17 September 2014. The SB Remuneration Policy was revised on 21 June 2016. The Supervisory Board, on the recommendation of the Compensation Committee, proposes to amend the current SB Remuneration Policy following the stock price development over the last years to be able to attract additional internationally reputed candidates to the Supervisory Board.

It is proposed to amend Clause 4.2 of the SB Remuneration Policy such that the Supervisory Board Chair will receive 35,000 options annually and each other member of the Supervisory Board 20,000 options annually. As a result of such amendment Clause 4.2 will read:

On the date of each annual general meeting of shareholders of the Company, the Company will grant the Supervisory Board Chair who remains in office after such general meeting stock options to purchase 35,000 ordinary shares of the Company, and each other supervisory director in office after such general meeting stock options to purchase 20,000 ordinary shares of the Company (each such award referred to as an “Annual Award”).

Annual Awards vest in four quarterly instalments and are fully vested on the first anniversary of the date of grant.

8	Discharge of the managing directors for their management during the financial year 2017

It is proposed to discharge any managing director who was a managing director during the financial year 2017 from all liability in respect of the performance of their management duties during the financial year 2017.

9	Discharge of the supervisory directors for their supervision during the financial year 2017

It is proposed to discharge any supervisory director who was a supervisory director during the financial year 2017 from all liability in respect of the performance of their supervision duties during the financial year 2017.

10	Appointment of supervisory directors

a. Appointment of Dr. Mathieu Simon as a supervisory director

The Supervisory Board resolved in its meeting of May 17, 2018 to nominate Mr. Simon for appointment as a supervisory director as per June 19, 2018 for a term ending at the end of the annual general meeting (''AGM'') of the Company to be held in 2021. The nomination of Mr. Simon is made in accordance with article 7.6.2 of the Company's articles of association.

Dr. Simon was born in Ann Arbor, Michigan, United States of America on May 6, 1956 (French and American nationality). Dr. Simon also serves as Senior Strategic Advisor at Messier Maris, an M&A advisory firm in the healthcare sector, located in New York, London and Paris. He is an Independent Director at the Board of Vaximm, a Swiss based biotechnology company headquartered in Basel, Switzerland. Dr. Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon was Chief Executive Officer of a former subsidiary of Cellectis. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He has also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Celleartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. From 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth SMA) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

Dr. Simon does not hold any shares in the capital of the Company.

b. Reappointment of: Dr. Ulrich M. Grau as a supervisory director

The term of Dr. Grau's appointment as a supervisory director will end at the end of this general meeting. The Supervisory Board has carefully considered the reappointment of Dr. Grau and resolved on May 17, 2018, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Grau for reappointment as a supervisory director as per June 19, 2018 for a term ending at the end of the AGM of the Company to be held in 2021. Given Dr. Grau's experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Grau's membership on the Supervisory Board. The nomination of Dr. Grau is made in accordance with article 7.6.2 of Company's articles of association.

Dr. Grau was born in Stuttgart, Germany, on December 23, 1948 (German and American nationality). Dr. Grau has been a member of Affimed's supervisory board since July 2015. Prior to becoming a member, Dr. Grau served as an advisor to Affimed’s supervisory board since May 2013. He has over 30 years of experience in the biotechnology and pharmaceutical industries where he had a range of duties, including general management, business development, corporate strategy and the research and development of new products and technologies. Dr. Grau was the Chief Operating Officer at Micromet from 2011 to 2012. From 2006 to 2010, Dr. Grau was a founder, President and Chief

Executive Officer of Lux Biosciences, Inc., a clinical stage ophthalmic company. Prior to that, Dr. Grau served as the President of Research and Development at BASF Pharma/ Knoll where he directed a global R&D organization whose development pipeline included Humira. The majority of his career was at Aventis Pharma, where he last held the position of senior VP of global late stage development at Aventis Pharma. Dr. Grau has also worked as a research scientist at Hoechst AG where he helped develop Lantus®. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

Dr. Grau holds 79,919 common shares in the capital of the Company.

11	Appointment of the auditor for the financial year 2018

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending December 31, 2018.

12	Amendment of the articles of association

It is proposed by the Management Board, which proposal has been approved by the Supervisory Board, to amend the articles of association of the Company to increase the authorised share capital. A triptych including the proposed amendment of the articles of association and an explanation thereto is available at the Company's office and on the Company's website. In addition, shareholders will have the opportunity to receive a copy of the proposal until the day of the AGM, at no extra charge.

The increase of the authorised share capital of the Company is proposed to provide for future capitalisation of the Company through issuance of shares. It is proposed to increase both the number of common shares as well as the number of cumulative preference shares under the authorised share capital.

Under Dutch law, the authorised share capital as included in the articles of association can be a maximum of five times the issued share capital of the Company. The current authorised share capital amounts to EUR 2,196,000 and the current issued share capital consisting of common shares amounts to EUR 623,900.68. The proposal is to increase the authorised capital to EUR 3,119,500, divided into 155,975,000 common shares and 155,975,000 cumulative preference shares.

At the AGM held on September 12, 2014, with effect from September 17, 2014, the Management Board was granted the authority, for a period of five years (i.e. until September 17, 2019) and subject to the approval of the Supervisory Board to resolve to (i) issue common shares (either in the form of stock dividends or otherwise) and/or grant rights to subscribe for common shares in the share capital of the Company, up to the maximum number of common shares that can be issued under the size of the authorised share capital of the Company as per the date of adoption of such resolution, and (ii) issue cumulative preference shares and/or grant rights to subscribe for cumulative preference shares, up to the maximum number of cumulative preference shares that can be issued under the size of the authorised share capital of the Company as per the date of adoption of such resolution.

The amendment of the articles of association of the Company whereby the authorised share capital is increased, will also result in the authorisation granted to the Management Board to issue shares (or grant rights to subscribe for shares) as set out above, to increase up to the maximum number of shares which can be issued (or for which rights can be granted) under the proposed authorised share capital.

This agenda item also includes the proposal to authorise each managing director of the Company as well as each lawyer and paralegal practising with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment of the articles of association.

13	Authorization to acquire shares

On June 20, 2017, with effect as of that date, the Management Board was authorised by the general meeting to acquire shares in the Company's own share capital for a period of eighteen months. The general meeting is requested to renew this authorisation for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore, the authorization can be used to acquire common shares to cover the Company's obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from June 19, 2018, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of June 19, 2018. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

14	Any other business

15	Closing

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